

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 6, 2007

By US Mail and Facsimile

Mr. Jeffrey Mason
Chief Financial Officer
Taseko Mines Limited
800 West Pender St., Suite 1020
Vancouver, BC
Canada V6C 2V6

> **Re: Taseko Mines Limited**
> **Form 20-F/A1 for the Fiscal Year Ended September 30, 2006**
> **Filed April 19, 2007**
>
> **File No. 1-32461**

Dear Mr. Mason:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief